Consent of Independent Registered Public Accounting Firm

We consent to use in this Pre-Effective Amendment No. 1 to Registration Statement (No. 333-174756) on Form N-2 of Golub Capital BDC, Inc. of our report dated December 10, 2010, relating to our audits of the consolidated financial statements of Golub Capital BDC, Inc. and Subsidiaries (the Company), appearing in the Prospectus, which is a part of this Registration Statement.  Our report dated December 10, 2010 relating to the consolidated financial statements expresses an unqualified opinion and includes an emphasis paragraph relating to the Company’s investments whose fair values have been estimated by management.

We also consent to the reference to our firm under the captions “Selected Consolidated Financial Data” and “Independent Registered Public Accounting Firm” in such Prospectus.

/s/ McGladrey & Pullen, LLP

Chicago, Illinois
August 25, 2011